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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                              Barnes & Noble, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001

                         (Title of Class of Securities)

                                    067774109
                                 (CUSIP Number)


  J.M. Hessels, Vendex International N.V., De Klencke 6, 1083 HH Amsterdam, The
                         Netherlands, 011-31-20-549-0490
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 4, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement / / . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                      SCHEDULE 13D


------------------------------------
CUSIP NO.    067774109
------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Vendex International N.V.
             98:0073258
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                    (b) / /

             Not Applicable
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

             Not Applicable
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             The Netherlands
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
     NUMBER OF
      SHARES                   1,820,386
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                   -------------------------------------------------------------
                      8    SHARED VOTING POWER

                               None

                   -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                               1,820,386

                   -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,820,386
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    / /

             Not Applicable
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          2 of 6

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

            This Amendment No. 2 to the Schedule 13D of Vendex International N.V., a corporation organized under the laws of the Netherlands ("Vendex"), dated July 27, 1995, as amended by Amendment No. 1 thereto dated July 2, 1996 (the "Schedule 13D"), in respect of shares of Common Stock, par value $.001 per share, of Barnes & Noble, Inc., a Delaware corporation (the "Issuer"), amends the Schedule 13D as indicated below.

            Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.


      Item 2.  Identity and Background.

            Annex A referred to in the second paragraph of Item 2 of the
Schedule 13D and attached to the Schedule 13D, containing certain information with respect to the executive officers and directors of Vendex, is hereby amended and replaced in its entirety by Annex A attached hereto and incorporated herein by reference.


      Item 3. Source and Amount of Funds
              or Other Consideration.

            Item 3 is hereby amended to read in its entirety as follows:

          No funds were required to be paid by Vendex in connection with its acquisition of the Common Stock. Prior to the Acquisition (as defined below), Vendex owned 2,818,643 shares of Common Stock. On July 19, 1995 Vendamerica B.V. ("Vendamerica"), a wholly owned subsidiary of Vendex, acquired 620,643 shares of Common Stock from Barnes & Noble Bookstores, Inc. ("College") as part of the consideration received in connection with College's repurchase of all of the shares of College's stock (the "Repurchased Shares") owned by Vendamerica (the "Acquisition").


      Item 5.  Interest in Securities of the Issuer.

            Item 5 is hereby amended to read in its entirety as follows:

            (a) As of the date hereof, Vendex beneficially owns 1,820,386 shares of the Common Stock, which represents approximately 5.5% of the issued and outstanding shares of the Common Stock.

                                Page 3 of 6 Pages

         Each of Drs. W.C.J. Angenent, Member of the Board of Management and Chief Financial Officer of Vendex, and Mr. J.M. Hessels, Member of the Board of Management and Chief Executive Officer of Vendex, owns 1,000 shares of the Common Stock. To Vendex's knowledge, none of its other executive officers or directors beneficially owns any Common Stock (other than in his or her capacity as an executive officer or director of Vendex) and no executive officers or directors have the right to acquire any Common Stock.

         (b) Vendex has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,820,386 shares of the Common Stock referred to in paragraph (a).

         To Vendex's knowledge, none of its executive officers or directors has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by Vendex (other than in his or her capacity as an executive officer or director of Vendex).

         (c) On March 4, 1997, Vendex sold 1,200,000 shares of Common Stock at a price of $34.00 per share to Mr. Leonard Riggio in a private transaction. Other than such sale, Vendex has not effected any transactions in the Common Stock during the past sixty days. To Vendex's knowledge, no executive officer or director of Vendex has effected any transactions in the Common Stock during the past sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by Vendex.

         (e) Not applicable.


                                Page 4 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            VENDEX INTERNATIONAL N.V.



  March 6, 1997      By:    /s/ J.M. Hessels
  -------------         --------------------------------
      Date               Name:  J.M. Hessels
                         Title: Chief Executive Officer


                                Page 5 of 6 Pages

                                                                         ANNEX A

VENDEX INTERNATIONAL N.V.

Name and Business Address:
(all business addresses are
Vendex International N.V.            Present Principal
De Klencke 6                         Occupation or
1083 HH Amsterdam                    Employment (all with
The Netherlands unless               Vendex unless otherwise
otherwise indicated)                 indicated)                     Citizenship
---------------------------          -----------------------        -----------

DIRECTORS
----------

Drs W.C.J. Angenent RA               Chief Financial Officer         Netherlands

Mr H.D. Cohen                        Vice President - Europe         Netherlands
Origin                               of Spencer Stuart
Amsterdam, Netherlands

Drs P.E. Hamming                     Member of the Board of          Netherlands
                                     Management

Mr J.M. Hessels                      Chief Executive Officer         Netherlands

Drs H. Langman                       Chairman of Supervisory         Netherlands
                                     Board

Prof. Mr J.M.M. Maeijer              Professor at Law,               Netherlands
Katholieke Universiteit              Katholieke Universiteit
Nijmegen, Netherlands                at Nijmegen

Drs G.H. Smit RA                     Member of the Board of          Netherlands
                                     Management

Prof. Dr W.H. Vroom                  Retired                         Netherlands
Amsterdam, Netherlands

Mr. R. van de Vijver                 Partner in Loeff Claeys         Netherlands
Loeff Claeys Verbeke,                Verbeke, a law firm
Amsterdam, Netherlands

Drs K.M.P. Peijs                     Member of European              Netherlands
Strasbourg, France                   Parliament

EXECUTIVE OFFICERS
(who are not Directors)

None

                               Page 6 of 6 Pages